UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

VERMILLION, INC.
 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

92407M206
 (CUSIP Number)

H. George Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1211
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 92407M206		Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
H. George Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,357,579 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,357,579 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,357,579 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.  This amount includes 1,095,216 Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined herein), but excludes the 792,200 Shares underlying the 7,922 shares of Series B Preferred Stock (as defined herein) that is not convertible until the Requisite Stockholder Approval (as defined herein) is obtained.

SCHEDULE 13D

CUSIP No: 92407M206		Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tanya Eva Schuler Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,916,229 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,916,229 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,229 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This amount includes 365,072 Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined herein), but excludes the 245,900 Shares underlying the 2,459 shares of Series B Preferred Stock (as defined herein) that is not convertible until the Requisite Stockholder Approval (as defined herein) is obtained.

SCHEDULE 13D

CUSIP No: 92407M206		Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Therese Heidi Schuler Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,916,229 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,916,229 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,229 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This amount includes 365,072 Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined herein), but excludes the 245,800 Shares underlying the 2,458 shares of Series B Preferred Stock (as defined herein) that is not convertible until the Requisite Stockholder Approval (as defined herein) is obtained.

SCHEDULE 13D

Page 5 of 10 Pages

Item 1.	Security and Issuer

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on May 23, 2013, (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on December 29, 2014, Amendment No. 2 filed on February 11, 2015, Amendment No. 3 filed on March 23, 2015, Amendment No. 4 filed on April 28, 2015, Amendment No. 5 filed on July 21, 2015, Amendment No. 6 filed on February 2, 2017, and Amendment No. 7 filed on September 5, 2017 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Vermillion, Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	H. George Schuler (“George Schuler”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

ii.	Tanya Eva Schuler Trust (the “Tanya Trust”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

iii.	Therese Heidi Schuler Trust (the “Therese Trust”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

George Schuler is a citizen of the United States, and is principally engaged in the business of real estate.  George Schuler is the manager of Seascape Partners L.P., a family limited partnership, and the Schuler Grandchildren LLC (the “Grandchildren LLC”).  George Schuler also serves as sole trustee to the Tanya Trust, Therese Trust and Schuler GC 2010 Continuation Trust (the “Continuation Trust” and, together with the Grandchildren LLC, Tanya Trust and Therese Trust, the “George Schuler Entities”).  In such capacities, George Schuler may be deemed to beneficially own the Shares held by Seascape Partners L.P. and the George Schuler Entities.

The Tanya Trust and Therese Trust are irrevocable family trusts established for the benefit of the named beneficiary, and are organized under the laws of the State of Illinois.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No: 92407M206		Page 6 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

A total of $2,899,974 was paid to acquire the Shares and the shares of Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”) acquired by the Reporting Persons in connection with the April 2018 Offering and Series B Offering (each defined and described in Item 4 herein), respectively.  Specifically: (i) the Tanya Trust paid $654,136 to acquire 654,136 Shares in the April 2018 Offering and paid $245,900 to acquire 2,459 shares of Series B Preferred Stock in the Series B Offering; (ii) the Therese Trust paid $654,136 to acquire 654,136 Shares in the April 2018 Offering and paid $245,800 to acquire 2,458 shares of Series B Preferred Stock in the Series B Offering; (iii) the Grandchildren LLC paid $654,137 to acquire 654,137 Shares in the April 2018 Offering and paid $245,800 to acquire 2,458 shares of Series B Preferred Stock in the Series B Offering; and (iv) the Continuation Trust paid $145,365 to acquire 145,365 Shares in the April 2018 Offering and paid $54,700 to acquire 547 shares of Series B Preferred Stock in the Series B Offering.  The funds used to make these purchases were personal funds of Jack W. Schuler that had been entrusted to each of the George Schuler Entities.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 13, 2018, the Issuer announced the pricing of separate but concurrent underwritten public offerings of:  (i) 10,000,000 Shares at a price of $1.00 per Share, plus a 30-day option for the underwriter to purchase up to an additional 1,500,000 Shares at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any (the “April 2018 Offering”); and (ii) 50,000 shares of Series B Preferred Stock at a price of $100.00 per share (the “Series B Offering”).  Each of the April 2018 Offering and the Series B Offering closed on April 17, 2018.

 Pursuant to certain participation rights granted in the Stockholders Agreement related to a private placement of Shares in May 2013 and previously described in the Initial Schedule 13D and Amendment No. 2, the Reporting Persons have the right to participate in any future offerings of the Issuer’s equity securities, including the April 2018 Offering, at the same price and on the same terms as such securities are offered to other investors, subject to certain limitations and exceptions.  In addition, pursuant to the terms of the Stockholders Agreement, in the event that, as a result of participation in the April 2018 Offering, the Reporting Persons, together with their affiliates, would own more than 19.99% of the total Shares outstanding, the Reporting Persons were offered the opportunity to participate in the Series B Offering in lieu of participating in the April 2018 Offering.

In connection with the closing of the April 2018 Offering, the Reporting Persons acquired, in the aggregate, 2,107,774 Shares. Specifically, each of the Tanya Trust and Therese Trust acquired 654,136 Shares, the Grandchildren LLC acquired 654,137 Shares, and the Continuation Trust acquired 145,365 Shares. In connection with the closing of the Series B Offering, the Reporting Persons acquired, in the aggregate, 7,922 shares of Series B Preferred Stock. Specifically, the Tanya Trust acquired 2,459 shares of Series B Preferred Stock, each of the Therese Trust and the Grandchildren LLC acquired 2,458 shares of Series B Preferred Stock, and the Continuation Trust acquired 547 shares of Series B Preferred Stock. The Series B Preferred Stock will generally have no voting rights, except where required by law and in certain limited circumstances, and will not be entitled to receive any dividends, unless and until specifically declared by the Issuer's Board of Directors.

SCHEDULE 13D

CUSIP No: 92407M206		Page 7 of 10 Pages

The Issuer is required to hold a meeting of the holders of its Shares as promptly as practicable after the closing of the Series B Offering for the purpose of voting upon the approval of the full conversion of outstanding shares of Series B Preferred Stock into Shares (the “Series B Conversion”).  Approval of the Series B Conversion will require the favorable vote of the holders of a majority of the outstanding Shares present in person or by proxy at the stockholders’ meeting and entitled to vote with respect to the Series B Conversion (the “Requisite Stockholder Approval”).  Upon receipt of the Requisite Stockholder Approval, each share of Series B Preferred Stock is automatically convertible into the number of Shares equal to the number obtained by dividing (i) the stated value of $100.00 plus the amount of any accrued but unpaid dividends thereon by (ii) $1.00, being the initial conversion price, subject to customary anti-dilution adjustments.  This reflects an initial conversion rate of 100 Shares for each share of Series B Preferred Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of the date hereof, George Schuler may be deemed to beneficially own, in the aggregate, 10,357,579 Shares, representing approximately 14.6% of the Shares outstanding.  This amount consists of:  (i) 3,551,157 Shares and Warrants to acquire 365,072 Shares held by the Tanya Trust; (ii) 3,551,157 Shares and Warrants to acquire 365,072 Shares held by the Therese Trust; (iii) 985,368 Shares and Warrants to acquire 365,072 Shares held by the Continuation Trust; (iv) 1,007,377 Shares held by the Grandchildren LLC; (v) 26,000 Shares held by Gayle Schuler; and (vi) 141,304 Shares held by Seascape Partners L.P.  This amount does not include 792,200 Shares obtainable upon conversion of 7,922 shares of Series B Preferred Stock held by the George Schuler Entities because the Series B Preferred Stock is not convertible until the Requisite Stockholder Approval is obtained.

As of the date hereof, each of the Tanya Trust and Therese Trust may be deemed to beneficially own, in the aggregate, 3,916,229 Shares, representing approximately 5.6% of the Shares outstanding.  This amount consists of 3,551,157 Shares and Warrants to acquire 365,072 Shares held by each of the Tanya Trust and Therese Trust.  This amount does not include 245,900 Shares obtainable upon conversion of 2,459 shares of Series B Preferred Stock held by the Tanya Trust, or 245,800 Shares obtainable upon conversion of 2,458 shares of Series B Preferred Stock held by the Therese Trust, because the Series B Preferred Stock is not convertible until the Requisite Stockholder Approval is obtained.

As the manager of each of the Grandchildren LLC and Seascape Partners L.P., and as sole trustee of each of the Tanya Trust, Therese Trust and Continuation Trust, George Schuler shares with each such entity the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the respective entity.  George Schuler shares with his spouse, Gayle Schuler, the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by Gayle Schuler.

The foregoing percentages of Shares outstanding are based on a Shares outstanding figure that reflects the sum of:  (i) the 60,039,338 Shares outstanding as of March 9, 2018, as disclosed in the Issuer's annual report on Form 10-K, filed on March 13, 2018; (ii) the 10,000,000 Shares issued in connection with the April 2018 Offering; and (iii) for purposes of calculating beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the total number of Shares issuable to the applicable Reporting Person upon exercise of the Warrants.

As described further in Item 4 herein, the Series B Preferred Stock acquired by the George Schuler Entities is automatically convertible into Shares only upon the receipt of the Requisite Stockholder Approval.  As such, until the Requisite Stockholder Approval is obtained, none of the George Schuler Entities has the right convert the Series B Preferred Stock into Shares.

SCHEDULE 13D

CUSIP No: 92407M206		Page 8 of 10 Pages

(c) Other than the purchases in the April 2018 Offering and Series B Offering as described in Item 3 and Item 4 of this Amendment No. 8, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by the Schedule 13D.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 18:  Joint Filing Agreement

SCHEDULE 13D

CUSIP No: 92407M206		Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

H. George Schuler
/s/ H. George Schuler

Tanya Eva Schuler Trust
/s/ H. George Schuler
Name: H. George Schuler
Title: Trustee

Therese Heidi Schuler Trust
/s/ H. George Schuler
Name: H. George Schuler
Title: Trustee

April 19, 2018

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

CUSIP No: 92407M206		Page 10 of 10 Pages

EXHIBIT 18

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Vermillion, Inc. dated as of April 19, 2018 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

H. George Schuler
/s/ H. George Schuler

Tanya Eva Schuler Trust
/s/ H. George Schuler
Name: H. George Schuler
Title: Trustee

Therese Heidi Schuler Trust
/s/ H. George Schuler
Name: H. George Schuler
Title: Trustee

April 19, 2018